FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Press Release: "Half Year Results 2008”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:
# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel:+41 61 323 23 23 Fax:+41 61 323 24 24 www.syngenta.com	Media contacts: Médard Schoenmaeckers Switzerland +41 61 323 2323 Anne Burt USA+1 202 628 2372	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA+1 202 737 6521 John Hudson Switzerland +41 61 323 6793 USA+1 202 737 6520

Basel, Switzerland, July 24, 2008

Half Year Results 2008: Strong performance, positive outlook

•	Sales up 20 percent at constant exchange rates to $7.3 billion

•	Crop Protection sales up 21 percent(2) at $5.55 billion

•	Seeds sales up 15 percent(2) to $1.74 billion

•	Earnings per share(1) up 36 percent to $16.53

•	Earnings per share $15.93 after restructuring and impairment

•	Capacity expansion to meet longer term demand growth

	Reported Financial Highlights			Excluding Restructuring, Impairment
	H1 2008 $m	H1 2007 $m	Actual %	H1 2008 $m	H1 2007 $m	Actual %	CER(2) %
Sales	7295	5690	+28	7295	5690	+28	+20
Net Income(3)	1519	1219	+25	1576	1190	+33	-
Earnings per share	$15.93	$12.43	+28	$16.53	$12.13	+36	-
Excluding 2007 non-recurring income				$16.53	$11.75	+41	-

Mike Mack, Chief Executive Officer, said:

“Rising commodity prices and their impact on the cost of food have heightened awareness of the vital role of agriculture.  The challenge of increasing global food supply by 50 percent over the next 20 years means that not only must yield improvements continue but their pace must accelerate.  Syngenta’s performance in the first half of 2008 illustrates the role that technology is already playing in driving land productivity.  Strong growth across all regions demonstrates the readiness of growers worldwide to invest more in their crops.  Our confidence in the prospects for our Crop Protection business is evidenced by our decision to invest in new capacity for products for which we see a substantial increase in sales potential.  In Seeds, growing recognition of the value of our Corn and Soybean offer and pipeline is being accompanied by rapid growth in Oilseeds and Vegetables.  Across all our businesses, we are intensifying our focus on emerging markets in order to bring the benefits of modern agricultural technology to countries where the need for productivity gains is most pronounced.”

(1)	EPS on a fully-diluted basis, excluding restructuring and impairment.
(2)	Growth at constant exchange rates, see Appendix A.
(3)	Net income to shareholders of Syngenta AG.

Syngenta – July 24, 2008 / Page 1 of 24

Financial Performance 1st Half 2008

Sales up 20 percent

Sales at constant exchange rates (CER) increased by 20 percent, with growth across all product lines and regions.  Sales growth was largely volume driven with a three percent contribution from price.  Reported sales were 28 percent higher at $7.3 billion.  Crop Protection sales* rose by 21 percent (CER) and Seeds sales by 15 percent.

EBITDA margin 31 percent

EBITDA increased by 21 percent (CER) to $2.3 billion.  Volume growth was the main driver, with price increases and operational efficiency savings more than offsetting higher costs linked to the expansion of the business.

Currencies:  The weakness of the US dollar, notably against the Euro, had a favorable impact on sales and increased EBITDA by $169 million.

Earnings per share up 36 percent

Earnings per share, excluding restructuring and impairment, rose 36 percent to $16.53.  Excluding non-recurring income in 2007, earnings per share rose by 41 percent.  The increase was driven by higher operating income.  After charges for restructuring and impairment, earnings per share were $15.93 (2007: $12.43, including non-recurring income).

Business Highlights

Crop Protection: growth in all product lines, all regions

In 2008 growers across the world have focused on yield maximization resulting in higher usage intensity for crop protection products.  In this context the benefits of Syngenta’s unique portfolio have been well recognized and are reflected in an outstanding performance in all regions.

In Europe, Africa and the Middle East a resurgence of investment in agriculture led to strong growth in Western Europe.  Eastern Europe continued to expand rapidly with the ongoing modernization of agriculture and extensions to the Syngenta product range.  In NAFTA the impact of lower US corn acres on selective herbicide sales was more than offset by a focus on new fungicide opportunities and expansion in non-selective herbicides.  Emerging markets in Asia Pacific, notably China and India, continued to drive growth, more than offsetting weakness in Japan.  Latin America concluded an outstanding season: high soybean prices encouraged growers to maximize yield, and demand on other crops such as corn also increased.  Syngenta’s leading product portfolio and close customer relationships allowed us to take full advantage of this favorable environment.

The breadth of our range is reflected in strong growth in all product lines, with three major compounds playing a leading role.  Sales growth of 57 percent for the fungicide AMISTAR® (azoxystrobin) was driven by broad spectrum mixture products successfully introduced over the last three years.  Sales of the insecticide thiamethoxam increased by 32 percent with growth in both ACTARA®, for foliar and soil application, and in CRUISER®, for seed treatment where it is frequently used in combinations with fungicides.  In Non-Selective Herbicides, TOUCHDOWN® achieved unprecedented growth with prices up by close to 50 percent and high demand for glyphosate on herbicide-tolerant acres.

*   Crop Protection sales include $18 million of inter-segment sales.

Syngenta – July 24, 2008 / Page 2 of 24

New products: DURIVO®, for which the peak sales target has been raised to $400 million, was successfully launched on rice in Indonesia with further launches to come in the course of the year.  REVUS® made an excellent start in its first full year with registrations in more than 50 countries planned.  The continued roll-out of AXIAL® resulted in sales almost doubling, reflecting the versatility of the product and strong demand on cereals.  Sales of AVICTA® were lower affected by reduced US cotton acres; product performance is excellent with launch due this year on cotton in Brazil and in 2009 on corn in the USA.  Combined peak sales for new products, defined as those launched since 2006, are estimated at over $1 billion.

EBITDA increased by 25 percent (CER) to $2.02 billion with a record margin of 36.3 percent.  Substantial volume growth and price increases more than offset the impact of higher raw materials costs of $30 million in the first half, while allowing significant investment in growth opportunities.

R&D pipeline: Syngenta has a rich pipeline which extends beyond 2012 with sales potential in excess of $2 billion.  In June, Syngenta and DuPont announced that they will jointly prepare regulatory studies for DuPont’s Cyazypyr™, a new broad spectrum insecticide, for commercialization starting in 2012.  In January, a letter of intent was signed for a strategic alliance with Rohm & Haas to develop and commercialize INVINSA™ technology, a unique product for crop stress protection in field crops.  Launch is targeted within two years with a market potential estimated at over $500 million.

Seeds: strong sales growth, further progress in business transformation

Syngenta has one of the most diversified portfolios in the seeds industry covering corn, soybean, oilseeds, sugar beet, vegetables and flowers.  Increasing R&D investment is delivering a range of new technologies to the market and is capitalizing on Syngenta’s global germplasm base and extensive expertise in breeding.

While corn acres were lower in the USA, they expanded in all other regions in response to higher corn prices.  With GM technology in its infancy outside North America, sales growth in these regions has reflected the strength of Syngenta’s conventional hybrids as well as the acreage increase.  In the USA, where GM penetration continued to expand, the successful launch of proprietary triple stack seed completed Syngenta’s offer of all current corn trait combinations.  Further advances in portfolio quality will be achieved through the combination of these traits with elite germplasm.  In Brazil, approval for our Bt11 trait was confirmed and will enable us to play a leading role in the introduction of new corn technology.  Soybean sales showed strong growth in the first half reflecting the US acreage shift and the proven yield advantage of NK® seeds.

Growth in Diverse Field Crops was driven by expanding oilseed acreage, market share growth in Eastern Europe, and by the successful launch of glyphosate-tolerant sugar beet in the USA.

Underlying growth in Vegetables and Flowers was supplemented by the consolidation of both Zeraim Gedera, the Israeli vegetable seeds company focusing on high value crops, and Fischer, the German-based flowers business which has reinforced Syngenta’s world-leading position.

EBITDA increased to $272 million (2007: $202 million) with an EBITDA margin of 15.6 percent.  Seeds remains on track to achieve an EBITDA margin of five percent for the full year, after taking account of the ongoing investments in Corn and Soybean designed to ensure that our pipeline will capture a wide range of future biotech opportunities.  The development of a fully traited offer in Corn, together with growth in high margin businesses such as Vegetables, will drive significant margin expansion from 2009 towards the target of 15 percent in 2011, with further progress thereafter.

Syngenta – July 24, 2008 / Page 3 of 24

R&D pipeline:  A number of second generation trait launches are targeted from 2009 onwards, including: MIR162 (VIP/broad lep) for broad lepidoptera insect control; corn amylase for more efficient bio-ethanol production; and drought-tolerant corn.  These launches will enable us to offer multiple stack seeds with both productivity and end-use benefits.

In the first half we announced two agreements which affirm the value of our pipeline.  In February, Syngenta and DuPont announced a global agreement granting Pioneer Hi-Bred access to VIP/broad lep.  In May, an agreement with Monsanto settling all outstanding Corn and Soybean litigation also included cross-enabling terms which will accelerate the delivery of new products to the market and expand the choices available to growers.

Our R&D strategy has been developed to take full account of the needs and opportunities of emerging markets.  In addition to the five-year research collaboration with the Institute of Genetics and Developmental Biology in China announced last year, Syngenta announced in April the construction of a new biotech research and technology center in Beijing for the early evaluation of GM and native traits in key crops.  The investment will be approximately $65 million in the first five years and by 2010 the center will employ some 200 researchers and staff.

Taxation

The underlying tax rate for the period was 22 percent (2007: 22 percent). A similar rate is expected for the full year with a target rate in the low to mid-twenties over the medium term.

Cash flow

Free cash flow was $240 million.  Average trade working capital as a percentage of sales was 36 percent (2007: 41 percent) reflecting good receivables collection and low inventories. Fixed capital expenditure of $168 million (2007: $125 million) was higher as investment in both Seeds and Crop Protection was increased.

Capacity expansion

Syngenta today announces a phased capacity expansion program with an expected total investment of $600 million over the three years 2008-2010, and an estimated payback period of less than four years.  The capacity expansion will be focused on Syngenta's sites at Grangemouth in the United Kingdom and Monthey in Switzerland.  The main products concerned are the fungicide azoxystrobin (AMISTAR®) and the insecticide thiamethoxam (ACTARA®/CRUISER®).  The decision to invest in these key compounds is underpinned by their outstanding success to date and by favorable long term trends towards improving crop performance.  Their combined peak sales potential is estimated at $3.5 billion (2007 sales: $1.2 billion).

Cash return to shareholders

A dividend of CHF 4.80 per share (2007: CHF 3.80) was paid on 25 April 2008 representing a total payout of $450 million.  In line with Syngenta’s objective of returning up to $1 billion to shareholders in 2008, a total of 1.22 million shares were repurchased in the first half at a total cost of $349 million.  The total returned to shareholders in the first half was $799 million.

Outlook

Mike Mack, Chief Executive Officer, said:

“The strong first half performance attests to Syngenta's contribution to increasing crop yield in buoyant agricultural markets.  This performance and good prospects for the southern hemisphere season enable us to raise our target for full year earnings per share* growth to over 35 percent.  We expect the continuing need to improve agricultural productivity to result in sustained demand for our products, allowing us to raise our target for 2009 to high teens growth in earnings per share*.  Looking further ahead, our capacity expansion program reinforces our confidence in the strength of our offer and the outlook for our business.”

* Fully diluted, excluding 2007 non-recurring income, restructuring, impairment and share repurchase program.

Syngenta – July 24, 2008 / Page 4 of 24

Crop Protection

For a definition of constant exchange rates, see Appendix A.

	1st Half		Growth		2nd Quarter		Growth
Product line	2008 $m	2007 $m	Actual %	CER %	2008 $m	2007 $m	Actual %	CER %
Selective Herbicides	1679	1423	+18	+10	904	787	+15	+9
Non-Selective Herbicides	739	461	+60	+52	434	277	+56	+49
Fungicides	1649	1183	+39	+29	873	606	+44	+33
Insecticides	779	664	+17	+11	375	347	+8	+3
Seed Care	388	299	+30	+23	135	107	+26	+19
Professional Products	289	255	+13	+ 9	143	128	+12	+6
Others	31	18	+73	+70	16	7	+123	+119
Total	5554	4303	+29	+21	2880	2259	+27	+20

Selective Herbicides: major brands AXIAL®, CALLISTO® family, DUAL®/BICEP® MAGNUM, FUSILADE®MAX, TOPIK®

Sales were driven by an expanding cereals market which accelerated the adoption of AXIAL® with its proven flexibility for wheat and barley growers.  The roll-out of the CALLISTO® family outside the USA benefited from higher corn acreage and strong acceptance of a product range tailored to local needs.

Non-Selective Herbicides: major brands GRAMOXONE®, TOUCHDOWN®

An exceptional performance reflected unprecedented demand for TOUCHDOWN® in response to higher glyphosate-tolerant acres in the USA and Latin America.  The TOUCHDOWN® range has been further differentiated this year by the launch of the combination product HALEX®.  A favorable pricing environment meant that higher sourcing costs were fully offset.  Sales of GRAMOXONE® benefited from its effectiveness in rapid weed burn-down and the tightness of glyphosate supply.

Fungicides: major brands AMISTAR®, BRAVO®, REVUS®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®

Increased usage intensity and a focus on plant performance allowed us to reinforce our world leading position in fungicides.  Growth in sales of AMISTAR® reflected the success of a variety of combination products used across crops.  In the USA, the development of the corn fungicide market has been spearheaded by the launch of QUILT®; fungicide use on wheat is also growing rapidly.  In Brazil PRIORI Xtra® is now the leading product for the prevention and treatment of soybean rust.

Insecticides: major brands ACTARA®, DURIVO®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

Insecticide sales rose in all regions, notably in Latin America, where climatic conditions require extensive treatments to avoid crop losses.  Sales also showed strong growth in Asia Pacific with the gradual substitution of generic products by more modern technologies.  Sales of ACTARA® increased by one third globally.  A reduction of sales of FORCE® in NAFTA was offset by growth in Europe with the spread of corn rootworm.

Syngenta – July 24, 2008 / Page 5 of 24

Seed Care: major brands AVICTA®, CRUISER®, DIVIDEND®, MAXIM®

Sales showed strong growth across all regions.  CRUISER® benefited, in particular, from higher soybean acres in the USA, grower recognition of its unique vigor effect in soybean and a registration in France.  CRUISER® is applied on more than 20 crops including corn, for which Pioneer Hi Bred recently signed a multi-year use agreement.

Professional Products: major brand HERITAGE®

Lawn & Garden saw strong sales of growing media by Fafard and good growth of HERITAGE® on turf in Asia Pacific.  Home Care strengthened its performance in vector control and expanded sales for timber treatment.

	1st Half		Growth		2nd Quarter		Growth
Crop Protection by region	2008 $m	2007 $m	Actual %	CER %	2008 $m	2007 $m	Actual %	CER %
Europe, Africa, Mid. East	2250	1670	+35	+20	1134	842	+35	+20
NAFTA	1850	1597	+16	+13	1060	914	+16	+14
Latin America	698	449	+55	+55	318	219	+46	+46
Asia Pacific	756	587	+29	+21	368	284	+29	+22
Total	5554	4303	+29	+21	2880	2259	+27	+20

In Europe, Africa and the Middle East strong commodity prices drove cereal and corn acreage with some incremental benefit from the elimination of set-aside.  Growers significantly increased the use of technology in order to raise yields with a marked increase in cereal fungicide intensity.  Eastern Europe continued to show rapid growth, notably in Russia, Ukraine and Kazakhstan.

NAFTA saw good sales growth in a context of lower US corn acres and an increase in trait penetration.  Growth reflected an expansion of the fungicide market for corn and wheat, strong growth in TOUCHDOWN® and the further expansion of seed care.

Latin America maintained excellent momentum at the end of the season.  In the key Brazilian market growers increased acreage but the main driver was investment in both corn and soybean.  Syngenta continues to reinforce its leading market position in the region with significant improvements in both receivables and pricing.

In Asia Pacific emerging markets continue to drive growth, notably India, China, Indonesia and Vietnam.  Australia showed a marked upturn in the first half owing to more favorable weather.

Seeds

For a definition of constant exchange rates, see Appendix A.

	1st Half		Growth		2nd Quarter		Growth
Product line	2008 $m	2007 $m	Actual %	CER %	2008 $m	2007 $m	Actual %	CER %
Corn & Soybean	814	732	+11	+ 7	194	175	+10	+7
Diverse Field Crops	353	254	+39	+27	151	87	+75	+63
Vegetables & Flowers	572	432	+32	+23	267	216	+23	+16
Total	1739	1418	+23	+15	612	478	+28	+21

Syngenta – July 24, 2008 / Page 6 of 24

Corn & Soybean: major brands AGRISURE®, NK®, GARST®, GOLDEN HARVEST®

With early predictions of lower US corn acres, growers in other regions responded by increasing acreage to take advantage of the higher corn price, leading to rapid growth in corn sales, particularly in Europe.  In the USA, soybean sales benefited from the acreage shift.  Triple stack corn under the AGRISURE® brand was launched in small quantities and is expected to grow significantly as both penetration and supply increase.

Diverse Field Crops:  major brands NK® oilseeds, HILLESHÖG® sugar beet

Diverse field crops showed strong growth largely as result of NK’s leading position in sunflower.  Demand for healthy oils led to strong growth particularly in Eastern Europe.  Sugar beet sales improved with the launch of glyphosate-tolerant sugar beet in the USA.

Vegetables & Flowers: major brands, Vegetables S&G®, ROGERS®, Zeraim Gedera;   major brands, Flowers S&G®, Fischer

Good growth in vegetables was supplemented by the consolidation of Zeraim Gedera, which realized strong sales in Israel and Spain.  In flowers the main driver was the full year consolidation of Fischer acquired in 2007.

	1st Half		Growth		2nd Quarter		Growth
Seeds by region	2008 $m	2007 $m	Actual %	CER %	2008 $m	2007 $m	Actual %	CER %
Europe, Africa, Mid. East	811	577	+41	+25	286	194	+47	+32
NAFTA	773	722	+ 7	+ 6	243	216	+13	+13
Latin America	66	49	+36	+36	33	29	+12	+12
Asia Pacific	89	70	+27	+20	50	39	+27	+22
Total	1739	1418	+23	+15	612	478	+28	+21

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology.  The company is a leader in crop protection, and ranks third in the high-value commercial seeds market.  Sales in 2007 were approximately $9.2 billion.  Syngenta employs over 21,000 people in more than 90 countries.  Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT).  Further information is available at www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – July 24, 2008 / Page 7 of 24

Financial Summary

	Ex Restructuring & Impairment(1)		Restructuring & Impairment		As reported under IFRS
For the six months to June 30	$2008 m	$2007 m	$2008 m	$2007 m	$2008 m	$2007 m
Sales	7295	5690		-	7295	5690
Gross profit	3977	2990	(6)	(1)	3971	2989
Marketing and distribution	(984)	(780)		-	(984)	(780)
Research and development	(460)	(386)		-	(460)	(386)
General and administrative	(468)	(268)		-	(468)	(268)
Restructuring and impairment	-	-	(75)	44	(75)	44
Operating income	2065	1556	(81)	43	1984	1599
Income before taxes	2028	1534	(81)	43	1947	1577
Income tax expense	(446)	(338)	24	(14)	(422)	(352)
Net income	1582	1196	(57)	29	1525	1225
Attributable to minority interests	6	6		-	6	6
Attributable to Syngenta AG shareholders:	1576	1190	(57)	29	1519	1219
Earnings/(loss) per share(3)
- basic	$16.68	$12.29	$(0.60)	$0.30	$16.08	$12.59
- diluted	$16.53	$12.13	$(0.60)	$0.30	$15.93	$12.43

	2008	2007	2008 CER(2)
Gross profit margin(4)	54.5%	52.6%	54.0%
EBITDA margin(5)	31.3%	30.7%	30.9%
EBITDA(5)	2282	1749
Tax rate(6)	22%	22%
Free cash flow(7)	240	306
Trade working capital to sales(8)	44%	47%
Debt/Equity gearing(9)	29%	21%
Net debt(9)	2005	1352

(1)
For further analysis of restructuring and impairment charges, see Note 4 on page 17. Net income and earnings per share excluding restructuring and impairment are provided as additional information, and not as an alternative to net income and earnings per share determined in accordance with IFRS.

(2)	For a description of CER see Appendix A on page 19.

(3)
The weighted average number of ordinary shares in issue used to calculate the earnings per share were as follows: for 2008 basic EPS 94,474,155 and diluted EPS 95,334,962; 2007 basic EPS 96,810,708 and diluted EPS 98,050,667.

(4)	Gross profit margin is calculated excluding restructuring and impairment.

(5)	EBITDA is a non-GAAP measure but is in regular use as a measure of operating performance and is defined in Appendix C on page 20.

(6)	Tax rate on results excluding restructuring and impairment.

(7)	Includes restructuring and impairment cash outflows. For a description of free cash flow, see Appendix B on page 19.

(8)	Period end trade working capital as a percentage of twelve-month sales, see Appendix F on page 22.

(9)	For a description of net debt and the calculation of debt/equity gearing, see Appendix E on page 21.

Syngenta – July 24, 2008 / Page 8 of 24

Half Year Segmental Results(1)

Syngenta	1st Half 2008 $m	1st Half 2007 $m	CER(2) %
Third Party Sales	7295	5690	+ 20
Gross Profit(3)	3977	2990	+ 24
Marketing and distribution	(984)	(780)	- 18
Research and development	(460)	(386)	- 13
General and administrative	(468)	(268)	- 60
Operating income	2065	1556	+ 23
EBITDA(4)	2282	1749	+ 21
EBITDA (%)	31.3	30.7

Crop Protection	1st Half 2008 $m	1st Half 2007 $m	CER(2) %
Total Sales	5554	4303	+ 21
Inter-segment elimination(5)	(18)	(33)	n/a
Third Party Sales	5536	4270	+ 21
Gross Profit	3153	2354	+ 25
Marketing and distribution	(681)	(539)	- 18
Research and development	(268)	(232)	- 9
General and administrative	(355)	(236)	- 38
Operating income	1849	1347	+ 27
EBITDA(4)	2019	1506	+ 25
EBITDA (%)	36.3	35.0

Seeds	1st Half 2008 $m	1st Half 2007 $m	CER(2) %
Third Party Sales	1739	1418	+ 15
Gross Profit	795	621	+ 18
Marketing and distribution	(299)	(239)	- 18
Research and development	(163)	(134)	- 16
General and administrative	(104)	(76)	- 25
Operating income	229	172	+ 19
EBITDA(4)	272	202	+ 21
EBITDA (%)	15.6	14.3

Business Development	1st Half 2008 $m	1st Half 2007 $m	CER(2) %
Third Party Sales	20	2	n/a
Gross Profit	8	0	n/a
Marketing and distribution	(4)	(2)	- 95
Research and development	(29)	(20)	- 41
General and administrative	(9)	44	n/a
Operating income/(loss)	(34)	22	n/a
EBITDA(4)	(30)	26	n/a
EBITDA (%)	n/a	n/a

(1)	Excluding restructuring and impairment see Note 4 on page 17.

(2)	Growth at constant exchange rates, see Appendix A on page 19.

(3)	For details of the inter-segment elimination within gross profit, see Appendix G on page 22.

(4)	For a reconciliation of segment EBITDA to segment operating income, see Appendix D on page 20.

(5)	Crop Protection inter-segment sales to Seeds.

Syngenta – July 24, 2008 / Page 9 of 24

Half Year Product Line and Regional Sales

Syngenta	1st Half 2008 $m	1st Half 2007 $m	Actual %	CER(1) %
Crop Protection	5554	4303	+ 29	+ 21
Seeds	1739	1418	+ 23	+ 15
Business Development	20	2	-	-
Inter-segment elimination(2)	(18)	(33)	-	-
Third Party Sales	7295	5690	+ 28	+ 20

Crop Protection
Product line
Selective Herbicides	1679	1423	+ 18	+ 10
Non-selective Herbicides	739	461	+ 60	+ 52
Fungicides	1649	1183	+ 39	+ 29
Insecticides	779	664	+ 17	+ 11
Seed Care(3)	388	299	+ 30	+ 23
Professional Products	289	255	+ 13	+ 9
Others	31	18	+ 73	+ 70
Total	5554	4303	+ 29	+ 21
Regional
Europe, Africa and Middle East	2250	1670	+ 35	+ 20
NAFTA	1850	1597	+ 16	+ 13
Latin America	698	449	+ 55	+ 55
Asia Pacific	756	587	+ 29	+ 21
Total	5554	4303	+ 29	+ 21

Seeds
Product line
Corn and Soybean	814	732	+ 11	+ 7
Diverse Field Crops	353	254	+ 39	+ 27
Vegetables and Flowers	572	432	+ 32	+ 23
Total	1739	1418	+ 23	+ 15
Regional
Europe, Africa and Middle East	811	577	+ 41	+ 25
NAFTA	773	722	+ 7	+ 6
Latin America	66	49	+ 36	+ 36
Asia Pacific	89	70	+ 27	+ 20
Total	1739	1418	+ 23	+ 15

(1)	Growth at constant exchange rates, see Appendix A on page 19.

(2)	Crop Protection inter-segment sales to Seeds.

(3)	Seed Care previously grouped within Professional Products

Syngenta – July 24, 2008 / Page 10 of 24

Second Quarter Product Line and Regional Sales

Syngenta	2nd Quarter 2008 $m	2nd Quarter 2007 $m	Actual %	CER(1) %
Crop Protection	2880	2259	+ 27	+ 20
Seeds	612	478	+ 28	+ 21
Business Development	18	1	-	-
Inter-segment elimination(2)	(4)	(5)	-	-
Third Party Sales	3506	2733	+ 28	+ 21

Crop Protection
Product line
Selective Herbicides	904	787	+ 15	+ 9
Non-selective Herbicides	434	277	+ 56	+ 49
Fungicides	873	606	+ 44	+ 33
Insecticides	375	347	+ 8	+ 3
Seed Care(3)	135	107	+ 26	+ 19
Professional Products	143	128	+ 12	+ 6
Others	16	7	+ 123	+ 119
Total	2880	2259	+ 27	+20
Regional
Europe, Africa and Middle East	1134	842	+ 35	+ 20
NAFTA	1060	914	+ 16	+ 14
Latin America	318	219	+ 46	+ 46
Asia Pacific	368	284	+ 29	+ 22
Total	2880	2259	+ 27	+20

Seeds
Product line
Corn and Soybean	194	175	+ 10	+ 7
Diverse Field Crops	151	87	+ 75	+ 63
Vegetables and Flowers	267	216	+ 23	+ 16
Total	612	478	+ 28	+ 21
Regional
Europe, Africa and Middle East	286	194	+ 47	+ 32
NAFTA	243	216	+ 13	+ 13
Latin America	33	29	+ 12	+ 12
Asia Pacific	50	39	+ 27	+ 22
Total	612	478	+ 28	+ 21

(1)	Growth at constant exchange rates, see Appendix A on page 19.

(2)	Crop Protection inter-segment sales to Seeds.

(3)	Seed Care previously grouped within Professional Products

Syngenta – July 24, 2008 / Page 11 of 24

Interim Condensed Consolidated Financial Statements

The following condensed consolidated financial statements and notes thereto have been prepared in accordance with International Financial Reporting Standards (IFRS) as described in Note 1.

Condensed Consolidated Income Statement

For the six months to June 30	2008 $m	2007 $m
Sales	7295	5690
Cost of goods sold	(3324)	(2701)
Gross profit	3971	2989
Marketing and distribution	(984)	(780)
Research and development	(460)	(386)
General and administrative	(468)	(268)
Restructuring and impairment
Restructuring and impairment, excluding divestment gains	(75)	(73)
Divestment gains	-	117
Operating income	1984	1599
Financial expenses, net	(37)	(22)
Income before taxes	1947	1577
Income tax credit/(expense)	(422)	(352)
Net income/(loss)	1525	1225
Attributable to:
- Minority interests	6	6
- Syngenta AG shareholders	1519	1219
Earnings/(loss) per share(1)
- Basic	$16.08	$12.59
- Diluted	$15.93	$12.43

(1)
The weighted average number of ordinary shares in issue used to calculate the earnings per share were as follows: for 2008 basic EPS 94,474,155 and diluted EPS 95,334,962; 2007 basic EPS 96,810,708  and diluted EPS 98,050,667.

Syngenta – July 24, 2008 / Page 12 of 24

Condensed Consolidated Balance Sheet

	30 June 2008 $m	30 June 2007 (reclassified)(1) $m	31 December 2007 (reclassified)(1) $m
Assets
Current assets
Cash and cash equivalents	822	380	503
Trade accounts receivable	4927	4049	2386
Other accounts receivable	529	410	516
Other current assets	497	268	360
Marketable securities	63	81	90
Inventories	2595	2062	2647
Total current assets	9433	7250	6502
Non-current assets
Property, plant and equipment	2259	1972	2138
Intangible assets	2912	2730	2790
Investments in associates and joint ventures	132	86	89
Deferred tax assets	642	665	639
Other financial assets	1261	949	1109
Total non-current assets	7206	6402	6765
Assets held for sale	8	5	13
Total assets	16647	13657	13280
Liabilities and equity
Current liabilities
Trade accounts payable	(2771)	(2126)	(1895)
Current financial debts	(790)	(271)	(399)
Income taxes payable	(666)	(530)	(512)
Other current liabilities	(1109)	(953)	(863)
Provisions	(190)	(251)	(223)
Total current liabilities	(5526)	(4131)	(3892)
Non-current liabilities
Non-current financial debts	(2325)	(1583)	(1726)
Deferred tax liabilities	(685)	(752)	(622)
Other non current liabilities	(68)	(23)	(33)
Provisions	(1072)	(856)	(966)
Total non-current liabilities	(4150)	(3214)	(3347)
Total liabilities	(9676)	(7345)	(7239)
Shareholders’ equity	(6950)	(6287)	(6022)
Minority interests	(21)	(25)	(19)
Total equity	(6971)	(6312)	(6041)
Total liabilities and equity	(16647)	(13657)	(13280)

(1)	Derivative financial assets and liabilities reclassified in accordance with maturity date,

see Note 2 on page 16.

Syngenta – July 24, 2008 / Page 13 of 24

Condensed Consolidated Cash Flow Statement

For the six months to June 30	2008 $m	2007 $m
Income before taxes	1947	1577
Reversal of non-cash items;
Depreciation, amortization and impairment on:
Property, plant and equipment	128	128
Intangible assets	103	93
Financial assets	25	1
Loss/(gain) on disposal of fixed assets	-	(118)
Charges in respect of share based compensation	25	21
Charges in respect of provisions	120	91
Net financial expenses	37	22
Cash (paid)/received in respect of;
Interest and other financial receipts	53	59
Interest and other financial payments	(231)	(120)
Taxation	(165)	(94)
Restructuring costs	(82)	(104)
Contributions to pension schemes	(59)	(61)
Other provisions	(50)	(39)
Cash flow before working capital changes	1851	1456
Change in net current assets and other non cash items	(1341)	(1068)
Cash flow from operating activities	510	388
Additions to property, plant and equipment	(168)	(125)
Proceeds from disposals of property, plant and equipment	5	154
Purchase of intangible assets	(55)	(20)
Investments in other financial assets	(55)	(28)
Proceeds from disposals of intangible and financial assets	39	18
(Purchase) disposals of marketable securities	39	(2)
Proceeds from disposal of non-current assets held for sale	5	-
Acquisition and Divestments	(41)	(81)
Cash flow used for investing activities	(231)	(84)
Increases in third party interest-bearing debt	972	152
Repayment of third party interest-bearing debt	(110)	(44)
(Purchase)/sale of treasury shares and options over own shares	(388)	(358)
Dividends paid to group shareholders	(450)	(128)
Dividends paid to minorities	(2)	(2)
Cash flow from/(used) for financing activities	22	(380)
Net effect of currency translation on cash and cash equivalents	18	11
Net change in cash and cash equivalents	319	(65)
Cash and cash equivalents at the beginning of the year	503	445
Cash and cash equivalents at the end of the year	822	380

Syngenta – July 24, 2008 / Page 14 of 24

Condensed Consolidated Statement of Changes in Shareholders’ Equity

	Shareholders’ equity $m	Minority interest $m	Total equity $m
December 31, 2006	5666	28	5694
Net income	1219	7	1226
Unrealized holding gains/(losses) on available for sale financial assets	(49)	-	(49)
Unrealized gains/(losses) on derivatives designated as cash flow and net investment hedges	(61)	-	(61)
Income tax current and deferred (charged)/credited to equity	32	-	32
Dividends payable to group shareholders	(302)	-	(302)
Dividends paid to minority shareholders	-	(2)	(2)
Issue of shares under employee purchase plans	42	-	42
Share based compensation	21	-	21
Share repurchases	(400)	-	(400)
Acquisition of minority interest	-	(8)	(8)
Reclassification of negative minority shareholder equity	1	(1)	-
Foreign currency translation effects	118	1	119
June 30, 2007	6287	25	6312

December 31, 2007	6022	19	6041
Net income	1519	6	1525
Unrealized holding gains/(losses) on available for sale financial assets	5	-	5
Unrealized gains/(losses) on derivatives designated as cash flow and net investment hedges	(1)	-	(1)
Income tax current and deferred (charged)/credited to equity	25	-	25
Dividends paid to group shareholders	(450)	-	(450)
Dividends paid to minority shareholders	-	(2)	(2)
Issue of shares under employee purchase plans	52	-	52
Share based compensation	25	-	25
Share repurchase scheme	(440)	-	(440)
Acquisition of minority interest	-	(2)	(2)
Reclassification of negative minority shareholder equity	1	(1)	-
Foreign currency translation effects	192	1	193
June 30, 2008	6950	21	6971

Syngenta – July 24, 2008 / Page 15 of 24

Notes to the Condensed Consolidated Financial Statements

Note 1: Basis of Preparation

Nature of operations:  Syngenta AG (‘Syngenta’) is a world leading crop protection and seeds business that is engaged in the discovery, development, manufacture and marketing of a range of agricultural products designed to improve crop yields and food quality.

Basis of presentation and accounting policies:  The consolidated financial statements for the six months ended June 30, 2008 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with the accounting policies set out in the Syngenta 2007 Financial Report.

The consolidated financial statements are presented in United States dollars ($) as this is the major currency in which revenues are denominated.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimated.

Note 2: Changes in Accounting Policies - IFRS

There were no changes to accounting policies in 2008 which had an effect on these condensed consolidated financial statements, except for the following reclassification, which has no impact on earnings, shareholders’ equity or cash flows:

Comparative figures for the condensed consolidated balance sheet have been adjusted to reclassify derivative financial assets and liabilities as current or non-current based on the maturity dates of the derivative contracts. Previously, all derivatives were shown within current assets or liabilities. Derivative assets of $45 million as at June 30, 2007 and $168 million as at December 31, 2007 have been reclassified as non-current assets. Derivative liabilities of $23 million as at June 30, 2007 and $33 million as at December 31, 2007 have been reclassified as non-current liabilities.

Note 3: Changes in the Scope of Consolidation

In 2007 following a public offer to minority shareholders of Syngenta India Ltd., Syngenta increased its shareholding in Syngenta India Ltd to 95 percent.  During January 2008 final adjustments increased the holding to 96.3 percent.  On 3rd April, 2008, Syngenta acquired a 49 percent share in Chinese company Sanbei Seeds Co Ltd, which specializes in the production and sale of high-quality, high-yielding corn seeds.  The combined 2008 purchase price of these two transactions was $41 million.

Syngenta – July 24, 2008 / Page 16 of 24

Note 4: Restructuring and Impairment before Taxes

	2008			2007
For the six months to June 30	$m	$m	$m	$m	$m	$m

Reversal of inventory step-up (in cost of goods sold)			(6)			(1)
Restructuring costs:
Write-off or impairment
- property, plant and equipment	(4)			(17)
- intangible assets	(11)			(11)
Non-cash pension restructuring charges	(1)			8
Total non-cash restructuring costs:		(16)			(20)
Cash costs
- operational efficiency	(25)			(51)
- Seeds acquisition integration	(8)			(1)
- other cash costs	(1)			(1)
Total cash restructuring costs		(34)			(53)
Impairment of Financial Assets		(25)			-
Divestment gains		-			117
			(75)			44
Total restructuring and impairment charge			(81)			43

Restructuring represents the effect on reported performance of initiating business changes which are considered major and which, in the opinion of management, will have a material effect on the nature and focus of Syngenta's operations, and therefore require separate disclosure to provide a more thorough understanding of business performance.  Restructuring includes the effects of completing and integrating significant business combinations and divestments.  The incidence of these business changes may be periodic and the effect on reported performance of initiating them will vary from period to period.  Because each such business change is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods.  Separate disclosure of these amounts facilitates the understanding of performance including and excluding items affecting comparability.  Reported performance before restructuring and impairment is one of the measures used in Syngenta’s short term employee incentive compensation schemes.  Syngenta’s definition of restructuring and impairment may not be comparable to similarly titled line items in financial statements of other companies.

Restructuring and impairment includes the impairment costs associated with major restructuring and also impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates.

In 2008 Syngenta continued to incur costs associated with the Operational Efficiency program announced in 2004.  Whilst no further initiatives were announced under this program in 2008, charges were incurred relating to the implementation of the Crop Protection manufacturing site closures announced in 2004-2006 and the rationalization and relocation

Syngenta – July 24, 2008 / Page 17 of 24

of Research and Technology sites announced in 2004.  In 2008 charges for cash costs under this program were $6 million.

A second Operational Efficiency program was announced in February 2007 and included restructuring in Crop Protection and Seeds.  During 2008 $7 million in cash costs were incurred by Crop Protection including $6 million relating to the restructuring of the Development function and $1 million for restructuring of Crop Protection organizations impacting sites in Switzerland and Belgium.  In addition, headquarter and IS restructuring activity incurred costs of $3 million.  Cash costs in Seeds totaled approximately $3 million for the continued restructuring of the NAFTA Corn & Soybean marketing and sales organizations.  In 2008, $6 million has been spent on a project to enable further back office standardization and consolidation.

Impairments of property, plant and equipment in 2008 consist of accelerated depreciation and asset write-offs from site closures and rationalizations.  Impairments of $11 million intangible assets largely relate to accelerated amortization of a lease on a Crop Protection development site, the closure of which was announced in 2006.  The $25 million Financial Asset impairment largely reflects the significant fall in the share price of Verenium (previously Diversa Corporation), which is now below the previously impaired cost of the shareholding.

Reversal of inventory step up included in cost of goods sold in 2008 relates to the reversal of inventory step up on the Zeraim Gedera acquisition.

Note 5: Principal Currency Translation Rates

As an international business selling in over 100 countries, with major manufacturing and R&D facilities in Switzerland, the UK and the USA, movements in currencies impact business performance.  The principal currencies and adopted exchange rates against the US dollar used in preparing the financial statements contained in this communication were as follows:

	Average 1st Half 2008	Average 1st Half 2007	Period end 30 June 2008	Period end 30 June 2007
Brazilian real. BRL	1.72	2.07	1.60	1.93
Swiss franc. CHF	1.06	1.23	1.02	1.23
Euro. EUR	0.66	0.75	0.63	0.74
British pound. GBP	0.50	0.51	0.50	0.50
Japanese yen. JPY	105.34	119.74	105.25	123.44

The above average rates are an average of the monthly rates used to prepare the condensed consolidated income and cash flow statements.  The period end rates were used for the preparation of the condensed consolidated balance sheet.

Syngenta – July 24, 2008 / Page 18 of 24

Supplementary Financial Information

Appendix A: Constant Exchange Rates (CER)

In this report results from one period to another period are, where appropriate, compared using constant exchange rates (CER).  To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period's exchange rates, rather than at the exchange rates for the current year.  CER margin percentages for gross profit and EBITDA are calculated by the ratio of these measures to sales after restating the measures and sales at prior period exchange rates.  The CER presentation indicates the underlying business performance before taking into account currency exchange fluctuations

Appendix B: Free Cash Flow

Free cash flow comprises cash flow after operating activities, including taxes and interest and other financial payments and receipts, and investing activities, except investments in and proceeds from marketable securities, prior to discontinued operations and capital financing activities such as drawdown or repayment of debt, dividends paid to Syngenta Group shareholders, share repurchase and other equity movements.  Free cash flow is not a measure of financial performance under generally accepted accounting principles and the free cash flow measure used by Syngenta may not be comparable to similarly titled measures of other companies.  Free cash flow has been included as it is used by many investors as a useful supplementary measure of cash generation.

For the six months to June 30	2008 $m	2007 $m
Cash flow from operating activities	510	388
Cash flow used for investing activities	(231)	(84)
Cash flow for/(from) marketable securities	(39)	2
Free cash flow	240	306

Syngenta – July 24, 2008 / Page 19 of 24

Appendix C: Reconciliation of EBITDA(1) to Net Income

EBITDA is defined as earnings before interest, tax, minority interests, depreciation, amortization and impairment.  Information concerning EBITDA has been included as it is used by management and by investors as a supplementary measure of operating performance and is used by Syngenta as the basis of part of its employee incentive schemes.  Management focuses on EBITDA excluding restructuring as this excludes items affecting comparability from one period to the next.  EBITDA is not a measure of cash liquidity or financial performance under generally accepted accounting principles and the EBITDA measures used by Syngenta may not be comparable to other similarly titled measures of other companies.  EBITDA should not be construed as an alternative to operating income or cash flow as determined in accordance with generally accepted accounting principles.

	1st Half 2008 $m	1st Half 2007 $m
Net income attributable to Syngenta AG shareholders	1519	1219
Minority interests	6	6
Income tax (credit)/expense	422	352
Financial expenses, net	37	22
Pre-tax restructuring and impairment	81	(43)
Depreciation, amortization and other impairment	217	193
EBITDA excluding restructuring	2282	1749

Appendix D: Reconciliation of Segment EBITDA to Segment Operating Income(1)

	1st Half 2008			1st Half 2007
	Crop Protection $m	Seeds $m	Business Dev. $m	Crop Protection $m	Seeds $m	Business Dev. $m
Operating income(2)	1849	229	(34)	1347	172	22
Income/(loss) from associates and joint ventures	-	-	-	-	-	-
Depreciation, amortization and other impairment	170	43	4	159	30	4
EBITDA(2)	2019	272	(30)	1506	202	26

(1)	Excluding restructuring and impairment see Note 4 on page 17.

(2)	Including inter-segment, for details see Appendix G on page 22.

Syngenta – July 24, 2008 / Page 20 of 24

Appendix E: Net Debt Reconciliation

Net debt comprises total debt net of related hedging derivatives, cash and cash equivalents and marketable securities.  Net debt is not a measure of financial position under generally accepted accounting principles and the net debt measure used by Syngenta may not be comparable to the similarly titled measure of other companies.  Net debt has been included as it is used by many investors as a useful measure of financial position and risk. The following table provides a reconciliation of movements in net debt during the period:

	2008 $m	2007 $m
Opening balance at January 1	1385	1153
Acquisitions and other non-cash items	28	9
Foreign exchange effect on net debt	(8)	8
Purchase/(sale) of treasury shares	388	358
Dividends paid to group shareholders	450	128
Dividends paid to minorities	2	2
Free cash flow	(240)	(306)
Closing balance as at June 30	2005	1352

Constituents of closing balance;
Cash and cash equivalents	(822)	(380)
Marketable securities(1)	(65)	(101)
Current financial debts	790	271
Non-current financial debts	2325	1583
Financing-related derivatives(2)	(223)	(21)
Closing balance as at June 30	2005	1352

(1)	Long-term marketable securities are included in other financial assets.

(2)	Included within other non-current financial assets and other non-current liabilities.

The following table presents the derivation of the Debt/Equity gearing ratio:

	2008 $m	2007 $m
Net debt	2005	1352
Shareholders’ equity	6950	6287
Debt/Equity gearing ratio (%)	29%	21%

Syngenta – July 24, 2008 / Page 21 of 24

Appendix F: Period End Trade Working Capital

The following table provides detail of trade working capital at the period end as a percentage of twelve-month sales:

	2008 $m	2007 $m
Inventories	2595	2062
Trade accounts receivable	4927	4049
Trade accounts payable	(2771)	(2126)
Net trade working capital	4751	3985
Twelve-month sales	10846	8535
Trade working capital as percentage of sales (%)	44%	47%

Appendix G: Half Year Segmental Results(1) and inter-segment elimination

Half Year Segmental Results	Sales	Gross Profit	Operating income	EBITDA
Crop Protection	5554	3153	1849	2019
Seeds	1739	795	229	272
Business Development	20	8	(34)	(30)
Total	7313	3956	2044	2261
Inter-segment elimination(2)	(18)	21	21	21
Total 3rd party	7295	3977	2065	2282

(1)	Excluding restructuring and impairment see Note 4 on page 17.

(2)	Crop Protection inter-segment sales to Seeds.

Syngenta – July 24, 2008 / Page 22 of 24

Announcements and Meetings

Third quarter trading statement 2008	23 October 2008
Announcement of 2008 full year results	05 February 2009
First quarter trading statement 2009	15 April 2009
AGM	21 April 2009
Announcement of the half year results 2009	23 July 2009

Glossary and Trademarks
All product or brand names included in this results statement are trademarks of, or licensed to, a Syngenta group company. For simplicity, sales are reported under the lead brand names, shown below, whereas some compounds are sold under several brand names to address separate market niches.

Selective Herbicides
APIRO®	novel grass weed herbicide for rice
AXIAL®	new cereal herbicide
BICEP® MAGNUM	broad spectrum pre-emergence herbicide for corn and sorghum
CALLISTO®	novel herbicide for flexible use on broad-leaved weeds for corn
DUAL® MAGNUM	grass weed killer for corn and soybeans
ENVOKE®	novel low-dose herbicide for cotton and sugar cane
FUSILADE®	grass weed killer for broad-leaf crops
LUMAX®	unique season-long grass and broad leaf weed control for corn
TOPIK®	post-emergence grass weed killer for wheat
Non-selective Herbicides
GRAMOXONE®	rapid, non-systemic burn-down of vegetation
TOUCHDOWN®	systemic total vegetation control
Fungicides
AMISTAR®	broad spectrum strobilurin for use on multiple crops
BRAVO®	broad spectrum fungicide for use on multiple crops
INVINSATM	pre-harvest protection for multiple crops from drought stress
REVUSTM	for use on potatoes, tomatoes, vines and vegetable crops
RIDOMIL GOLD®	systemic fungicide for use in vines, potatoes and vegetables
SCORE®	triazole fungicide for use in vegetables, fruits and rice
TILT®	broad spectrum triazole for use in cereals, bananas and peanuts
UNIX®	cereal and vine fungicide with unique mode of action
Insecticides
ACTARA®	second-generation neonicotinoid for controlling foliar and soil pests in multiple crops
DURIVOTM	broad spectrum, lower dose insecticide, controls resistant pests
FORCE®	unique pyrethroid controlling soil pests in corn
KARATE®	foliar pyrethroid offering broad spectrum insect control
PROCLAIM®	novel, low-dose insecticide for controlling lepidoptera in vegetables and cotton
VERTIMEC®	acaricide for use in fruits, vegetables and cotton
Professional Products
AVICTA®	breakthrough nematode control seed treatment
CRUISER®	novel broad spectrum seed treatment - neonicotinoid insecticide
DIVIDEND®	triazole seed treatment fungicide
HERITAGE®	strobilurin turf fungicide
ICON®	public health insecticide
IMPASSE®	termite barrier
MAXIM®	broad spectrum seed treatment fungicide
Field Crops
AGRISURETM	new corn trait choices
GARST®	US brand for corn and soybean
GOLDEN HARVEST®	brand for corn and soybean in North America and Europe
HILLESHÖG®	global brand for sugar beet
NK®	global brand for corn, oilseeds and other field crops
Vegetables and Flowers
DULCINEATM	consumer produce brand for value-added fruits and vegetables in North America
Fischer	Global premium flowers brand
PUREHEARTTM	DULCINEA™ brand for ‘personal size’ seedless watermelon
ROGERS® vegetables	leading brand throughout the Americas
S&G® flowers	global brand for seeds and young plants
S&G® vegetables	leading brand in Europe, Africa and Asia

Syngenta – July 24, 2008 / Page 23 of 24

Addresses for Correspondence

Swiss Depositary	Depositary for ADRs	Registered Office

SEGA Aktienregister AG	The Bank of New York	Syngenta AG
P.O. Box	Shareholder Relations	Schwarzwaldallee 215
CH-4601 Olten	PO Box 11258	4058 Basel
	Church Street Station	Switzerland
New York, NY 10286

Tel: +41 (0)62 205 3695	Tel: +1 (212) 815 6917	Tel: +41 (0)61 323 1111

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

Syngenta – July 24, 2008 / Page 24 of 24

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	July 24, 2008	By:	/s/ Christoph Mäder
			Name:	Christoph Mäder
			Title:	Head Legal and Taxes